May 22, 2007
H. Roger Schwall, Esq.
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.

Dear Mr. Schwall,

     Thank you for your letter dated May 18 to Mr. Helge Lund setting forth comments of the Staff of the Commission (the “Staff”) relating to Amendment No. 2 to the Registration Statement on Form F-4 filed on May 8, 2007 (the “Form F-4”) (File Number 333-141445) of Statoil ASA (“Statoil”). Amendment No. 3 to the Form F-4 is being filed today by Statoil. Together with this letter, we are submitting a marked copy of the Form F-4 reflecting changes from the filing on May 8, 2007.
     To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letters in bold, italicized text, and have provided our response immediately following each comment.
Form F-4 filed May 8 , 2007
General
1.	We note your response to comment 3 in our letter dated May 4, 2007. The risk factor disclosure in the F-4 and in your 2006 20-F to which you refer relates to sanctions that may be imposed under Section 5(a) of ISA, but does not address the applicability of Section 5(b). Section 5(b) of ISA, as amended by the Iran Freedom Support Act in September 2006, requires the imposition of sanctions if the President determines that any person had provided to Iran goods, services, technology or other items knowing that the provision of those goods, services, technology or other items would contribute to Iran’s ability to acquire or develop chemical, biological, or nuclear weapons or related technologies; or to acquire or develop destabilizing numbers and types of advanced conventional weapons. Please address the applicability of Section 5(b) to your, Hydro Petroleum’s, and StatoilHydro’s Iran-related activities, including any direct or indirect payments to the Iranian government.
     Statoil’s managment and Norsk Hydro’s management have considered the applicability of Section 5(b) and do not consider the imposition of sanctions under that section to be a material risk to Statoil, Hydro Petroleum or the merged company because Statoil and Norsk Hydro have not provided to Iran since June 6, 2006 goods, services, technology or other items knowing that they would contribute materially to Iran’s ability to acquire or develop chemical, biological or nuclear weapons or related technologies or destabilizing numbers and types of advanced conventional weapons.

2.	We note the representation in your response to comment 3 in our letter dated May 4, 2007, that to the knowledge of Statoil and Norsk Hydro, the technology, equipment and services provided have been used for the exploration and evaluation of oil and gas resources in Iran. Please advise us whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba have military uses. In this regard, please address specifically whether any of the technology or equipment, or component parts, are dual-use items.
     Statoil’s management and Norsk Hydro’s management have no knowledge whether the technology, equipment and services provided by Statoil and Hydro Petroleum into Iran or by Hydro Petroleum into Cuba are used by the Iranian or Cuban Governments for military purposes or to develop military weapons or component parts thereof. We note that Norway has adopted UN Security Council Resolution 1737 (2006) prohibiting the export of all items, materials, goods and technology which could contribute to Iran’s nuclear-related activities and, to the best knowledge of Statoil’s management and Norsk Hydro’s management, Statoil and Hydro Petroleum are in compliance with such prohibition.
Hydro Petroleum, page 106
Recent Developments, page 124
3.	You explain that Norsk Hydro agreed to sell its 50 per cent share in HydroWingas and that Norsk Hydro’s interests in HydroWingas is part of Hydro Petroleum. Please revise to explain the significance of HydroWingas in relation to Hydro Petroleum’s operations, and, if significant, reflect the disposition of HydroWingas in the Merged Company Unaudited Pro Forma Condensed Combined Financial Information within a separate column.
     Hydro Petroleum’s investment in HydroWingas amounted to NOK 9 million as of 31 December 2006 and Hydro Petroleum’s share of the total assets of HydroWingas amounted to NOK 206 million as of December 31, 2006, compared with total assets of Hydro Petroleum of NOK 128 billion as of that date. Hydro’s share of HydroWingas’ income from continuing operations in 2006 amounted to a loss of NOK 7 million compared to Hydro Petroleum’s income from continuing operations of NOK 10 billion in 2006. Accordingly, HydroWingas is not significant to Hydro Petroleum’s operations.

     Supplementally we note that, as the Staff may be aware, Norsk Hydro announced on May 21, 2007 that it has entered into an agreement to sell its polymers activities to INEOS, a UK–based chemicals company, for approximately NOK 5.5 billion comprising net debt and equity as of 31 December 2006. The polymers business is not part of Hydro Petroleum.
     The polymers business to be sold is not significant to either Norsk Hydro as a whole or Norsk Hydro after the demerger of Hydro Petroleum on a pro forma basis (“Hydro After Demerger”). The total assets of the polymers business represented approximately 7.5 per cent. of the total assets of Hydro After Demerger and 3.4 per cent. of Norsk Hydro’s total assets as of December 31, 2006. Income from continuing operations before tax of the polymers business represented 7.5 per cent. and 1 per cent. of income from continuing operations before tax of Hydro After Demerger and Norsk Hydro, respectively, in 2006. Norsk Hydro estimates that its investments and advances in the polymers business as of December 31, 2006 represented less than 1 per cent of each of Hydro After Demerger and Norsk Hydro’s total assets as of that date.
Hydro Petroleum Carve-Out Combined Financial Statements, page F-1
Notes to the Carve-Out Combined Financial Statements, page F-6
Note 1 Summary of Significant Accounting Principles, page F-6
Restatement, page F-18
4.	We note that you have restated your financial statements. Please provide an audit report that includes an explanatory paragraph which addresses the restatement. Refer to AU 420.12, AU 530A and AU 711.10 and 12.
     The revised prospectus includes an amended audit report in response to your comment. See page F-2 of the revised prospectus.
Signatures, page II-4
5. Please provide the signature of the principal accounting officer or controller.
     Mr. Eldar Sætre holds both the position of chief financial officer and principal accounting officer of Statoil, and he signed the Registration Staement in both such capacities. We have clarified Mr. Sætre’s positions in the signature pages II-4 and II-5 of the amended Registration Statement.
* * *

     We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,
/s/ ELDAR SÆTRE

Eldar Sætre

cc:	Jill S. Davis, Accounting Branch Chief
Mark Wojciechowski, Staff Member
Ronald Winfrey, Petroleum Engineer
Carmen Moncada-Terry, Division of Corporation Finance
Cecilia D. Blye, Chief, Office of Global Security Risk

Kathryn A. Campbell
(Sullivan & Cromwell LLP)